                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                 SCHEDULE 13G
                                (Rule 13d-102)


            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(b)
                            (Amendment No. _______)*

                                   GeoCities
                                (Name of Issuer)

                         Common Stock, $.001 par value
                         (Title of Class of Securities)

                                  37247V 10 6
                                 (CUSIP Number)

                                    12/31/98
            (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [_] Rule 13d-1(b)

     [_] Rule 13d-1(c)

     [X] Rule 13d-1(d)


----------------------------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 37247V 10 6                  13G                       Page 2 of 12


------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS.
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      CMG@Ventures I, LLC
      04-3276792

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [_]
      Not applicable                                            (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      Delaware

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            9,267,888 shares

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             9,267,888 shares

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      9,267,888 shares

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
10    (SEE INSTRUCTIONS)
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11
      28.1%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
12
      OO

------------------------------------------------------------------------------

CUSIP No. 37247V 10 6                  13G                       Page 3 of 12


------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS.
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      CMG@Ventures, Inc.
      04-3276791

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

 2                                                              (a) [_]
      Not applicable                                            (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      Delaware

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            0 shares

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          9,267,888 shares
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             0 shares

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          9,267,888 shares

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      9,267,888 shares

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
10    (SEE INSTRUCTIONS)
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11
      28.1%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
12
      CO

------------------------------------------------------------------------------

CUSIP No. 37247V 10 6                  13G                       Page 4 of 12


------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS.
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      CMGI, Inc.
      04-2921333

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

 2                                                              (a) [_]
      Not applicable                                            (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      Delaware

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            0 shares

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          9,267,888
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             0 shares

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          9,267,888

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      9,267,888

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
10    (SEE INSTRUCTIONS)
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11
      28.1%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
12
      CO

------------------------------------------------------------------------------

CUSIP No. 37247V 10 6                  13G                       Page 5 of 12


------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS.
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      David S. Wetherell

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

 2                                                              (a) [_]
      Not applicable                                            (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      United States of America

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            0 shares

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          9,772,356 shares
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             0 shares

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          9,772,356 shares

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      9,772,356 shares

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10    (SEE INSTRUCTIONS)
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      29.6%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
12
      IN

------------------------------------------------------------------------------

CUSIP No. 37247V 10 6                  13G                       Page 6 of 12

--------------------------------------------------------------------------------


Item 1(a).  Name of Issuer:

            GeoCities

Item 1(b).  Address of Issuer's Principal Executive Offices:

            4499 Glencoe Avenue
            Marina Del Rey, California 90292

Item 2(a).  Name of Person Filing:

            CMG@Ventures I, LLC
            CMG@Ventures, Inc.
            CMGI, Inc.
            David S. Wetherell

  See Exhibit A hereto for identification of directors of CMGI, Inc. and Profit Members of CMG@Ventures I, LLC.

Item 2(b).  Address of Principal Business Offices or, if None, Residence:

            CMG@Ventures I, LLC
            c/o CMGI, Inc.
            100 Brickstone Square, First Floor, Andover, MA  01810

            CMG@Ventures, Inc.
            c/o CMGI, Inc.
            100 Brickstone Square, First Floor, Andover, MA  01810

            CMGI, Inc.
            100 Brickstone Square, First Floor, Andover, MA  01810

            David S. Wetherell
            c/o CMGI, Inc.
            100 Brickstone Square, First Floor, Andover, MA  01810


Item 2(c).  Citizenship:

            Mr. Wetherell is a citizen of the United States of America.

            CMG@Ventures I, LLC, CMG@Ventures, Inc. and CMGI, Inc. are organized under the laws of the State of Delaware.

Item 2(d). Title of Class of Securities:

            Common Stock, $.001 par value

CUSIP No. 37247V 10 6                  13G                       Page 7 of 12

--------------------------------------------------------------------------------




Item 2(e).  CUSIP Number:

            37247V 10 6

Item 3.  If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or
         (c), Check Whether the Person Filing is a: Not applicable.


      (a)   [_]   Broker or dealer registered under Section 15 of the Exchange
                  Act.

      (b)   [_]   Bank as defined in Section 3(a)(6) of the Exchange Act.

      (c)   [_]   Insurance company as defined in Section 3(a)(19) of the
                  Exchange Act.

      (d)   [_]   Investment Company registered under Section 8 of the
                  Investment Company Act.

      (e)   [_]   An investment adviser in accordance with Rule
                  13d-1(b)(1)(ii)(E);

      (f)   [_]   An employee benefit plan or endowment fund in accordance with
                  Rule 13d-1(b)(1)(ii)(F);

      (g)   [_]   A parent holding company or control person in accordance with
                  Rule 13d-1(b)(1)(ii)(G);

      (h)   [_]   A savings association as defined in Section 3(b) of the
                  Federal Deposit Insurance Act;

      (i)   [_]   A church plan that is excluded from the definition of an
                  investment company under Section 3(c)(14) of the Investment
                  Company Act;

      (j)   [_]   Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

      If this statement is filed pursuant to Rule 13d-1(c), check this box. [ ]

Item 4.  Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)  Amount beneficially owned:

     CMG@Ventures I, LLC owns 9,267,888 shares of common stock, which includes 1,000,000 shares which may be acquired upon the exercise of options exercisable prior to March 1, 1999.

CUSIP No. 37247V 10 6                  13G                       Page 8 of 12

--------------------------------------------------------------------------------


     CMG@Ventures, Inc. may be attributed with 9,267,888 shares held by CMG@Ventures I, LLC, of which it is the Managing Member. CMG@Ventures, Inc. disclaims beneficial ownership of these shares except to the extent of its proportionate pecuniary interest therein.

     CMGI, Inc. may be attributed with the ownership of 9,267,888 shares held by CMG@Ventures I, LLC (CMGI, Inc. is the sole stockholder of CMG@Ventures, Inc.). CMGI, Inc. disclaims beneficial ownership of the shares held by CMG@Ventures I, LLC except to the extent of its proportionate pecuniary interest therein.

     David S. Wetherell may be attributed with the ownership of 9,267,888 shares held by CMG@Ventures I, LLC and 504,468 shares held by CMG@Ventures II, LLC.
Mr. Wetherell is a Profit Member of CMG@Ventures I, LLC, a Managing Member of CMG@Ventures II, LLC and a director, executive officer and greater than 10% stockholder of CMGI, Inc. Mr. Wetherell disclaims beneficial ownership of all such shares except to the extent of his proportionate pecuniary interest therein.


     (b)   Percent of class:

     CMG@Ventures I, LLC 28.1%
     CMG@Ventures, Inc. 28.1%
     CMGI, Inc. 28.1%
     David S. Wetherell 29.6%

     The foregoing percentages were calculated using a share total of 32,982,288, which includes 31,982,288 shares actually outstanding on 12/31/1998 and the options for 1,000,000 held by CMG@Ventures I, LLC.

     (c) Number of shares as to which such person has:

           (i)   Sole power to vote or to direct the vote:

                 CMG@Ventures I, LLC has sole voting power over 9,267,888 shares.

           (ii)  Shared power to vote or to direct the vote:

                 CMG@Ventures, Inc. shares voting power over 9,267,888 shares held by CMG@Ventures I, LLC.

                 CMGI, Inc. shares voting power over 9,267,888 shares held by CMG@Ventures I, LLC.

                 David S. Wetherell shares voting power over 9,267,888 shares held by CMG@Ventures I, LLC and 504,468 shares held by CMG@Ventures II, LLC.

           (iii) Sole power to dispose or to direct the disposition of:

                 CMG@Ventures I, LLC has sole dispositive power over 9,267,888 shares.

CUSIP No. 37247V 10 6                  13G                       Page 9 of 12

--------------------------------------------------------------------------------



     (iv)  Shared power to dispose or to direct the disposition of:

           CMG@Ventures, Inc. shares dispositive power over 9,267,888 shares held by CMG@Ventures I, LLC.

           CMGI, Inc. shares dispositive power over 9,267,888 shares held by CMG@Ventures I, LLC.

           David S. Wetherell shares dispositive power over 9,267,888 shares held by CMG@Ventures I, LLC and 504,468 shares held by CMG@Ventures II, LLC.

Item 5.    Ownership of Five Percent or Less of a Class.

           Not applicable.

Item 6.    Ownership of More than Five Percent on Behalf of Another Person.

           Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

           Not applicable.

Item 8.    Identification and Classification of Members of the Group.

           Not applicable.

Item 9.    Notice of Dissolution of Group.

           Not applicable.

Item 10.   Certification.

           Not applicable.

CUSIP No. 37247V 10 6                  13G                       Page 10 of 12

--------------------------------------------------------------------------------


                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    CMG@Ventures I, LLC
                                    By: CMG@Ventures, Inc., its Managing Member


Dated:  February 11, 1999           /s/ William Williams II
                                    -------------------------------
                                    William Williams II
                                    Assistant Secretary



                                    CMG@Ventures, Inc.


Dated:  February 11, 1999           /s/ William Williams II
                                    --------------------------------
                                    William Williams II
                                    Assistant Secretary


                                    CMGI, INC.


Dated:  February 11, 1999           /s/ William Williams II
                                    --------------------------------
                                    William Williams II
                                    Assistant Secretary



Dated:  February 11, 1999           /s/ David S. Wetherell
                                    ---------------------------------
                                    David S. Wetherell

CUSIP No. 37247V 10 6                  13G                       Page 11 of 12

--------------------------------------------------------------------------------


                                   EXHIBIT A


                            Directors of CMGI, Inc.:
                            -----------------------

     David S. Wetherell, Chairman of the Board, President, Chief Executive Officer, and Secretary

     John A. McMullen, Director

     Craig D. Goldman, Director

     William H. Berkman, Director

     Robert J. Ranalli, Director

                     Profit Members of CMG@Ventures I, LLC:
                     -------------------------------------

     David S. Wetherell

     Guy M. Bradley

     Jonathan D. Callaghan

     Andrew J. Hajducky III

     Peter H. Mills

CUSIP No. 37247V 10 6                  13G                       Page 12 of 12
--------------------------------------------------------------------------------

                                   EXHIBIT B

                           JOINT FILING AGREEMENT OF
                              CMG@Ventures I, LLC,
                              CMG@Ventures, Inc.,
                                 CMGI, Inc. and
                               David S. Wetherell

     The undersigned persons agree and consent under Rule 13d-1(k)(1) of the Securities Exchange Act of 1934, as of the date set forth below, to the joint filing on their behalf of the Schedule 13G to which this Exhibit is attached, in connection with their beneficial ownership of the common stock of GeoCities at December 31, 1998 and agree that such statement is filed on behalf of each of them.

                                   CMG@Ventures I, LLC
                                   By: CMG@Ventures, Inc., its Managing Member

Dated:  February 11, 1999          /s/ William Williams II
                                   ---------------------------------
                                   William Williams II
                                   Assistant Secretary



                                   CMG@Ventures, Inc.


Dated:  February 11, 1999          /s/ William Williams II
                                   ---------------------------------
                                   William Williams II
                                   Assistant Secretary


                                   CMGI, INC.


Dated:  February 11, 1999          /s/ William Williams II
                                   ---------------------------------
                                   William Williams II
                                   Assistant Secretary



Dated:  February 11, 1999          /s/ David S. Wetherell
                                   ---------------------------------
                                   David S. Wetherell